1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

February 12, 2010

via messenger and edgar submission

Karen Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Registration Statement on Form S-1 Filed December 24, 2009 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), enclosed for your convenience is a courtesy copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on February 12, 2010.  The enclosed copy has been marked to show changes from the initial filing of the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of January 22, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.
SUTHERLAND ASBILL AND BRENNAN LLP

Karen Garnett, Esq.
February 12, 2010

General

1.	Please confirm to us that you have filed this registration statement with the National Futures Association for review.

Response:  The Registrant confirms that it has filed a copy of the Registration Statement with the National Futures Association (“NFA”) and is concurrently filing a copy of the Amendment with the NFA.

2.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response:  The Registrant will provide the Staff with all marketing materials, as required by Item 19 of Guide 5, for its review prior to the Registrant’s use of such material.  Specifically, the Registrant will provide the Staff with screen-shots of its website and a fact sheet once such materials have been prepared.  The website and the fact sheet will be substantially similar to the websites and fact sheets used by the United States Oil Fund, LP (“USOF”), the United States Natural Gas Fund, LP (“USNG”), the United States 12 Month Oil Fund, LP (“US12OF”), the United States Gasoline Fund, LP (“UGA”), the United States Heating Oil Fund, LP (“USHO”), the United States Short Oil Fund, LP (“USSO”) and the United States 12 Month Natural Gas Fund, LP (“US12NG”), all of which were previously approved by the Staff.

3.	Please disclose whether there are any limits on your ability to make investments other than commodity-related investments.

Response: As disclosed in the prospectus, aside from investing in Futures Contracts and Other Commodity-Related Investments, the only other investments the Registrant will make are in Treasuries, cash and/or cash equivalents.

4.
We note disclosure on the prospectus cover page stating that USCI is not a registered investment company.  Considering that you may hold investments other than futures contracts and Treasury obligations, please tell us how you will structure your business so that you will not be an investment company subject to regulations under the 1940 Act.

Response:   As noted in the prospectus, the net assets of USCI will consist primarily of investments in futures contracts for commodities that are traded on the New York Mercantile Exchange (“NYMEX”), ICE Futures (“ICE”), Chicago Board of Trade (“CBOT”), Chicago Mercantile Exchange (“CME”), London Metal Exchange (“LME”), Commodity Exchange, Inc. (“COMEX”) or on other foreign exchanges (such exchanges, collectively, the “Futures Exchanges”) (such futures contracts, collectively, “Futures Contracts”) and other commodity-based contracts and instruments such as cash-settled options on Futures Contracts, forward contracts relating to commodities, cleared swap contracts and other over-the-counter transactions that are based on the price of commodities and Futures Contracts (collectively, “Other Commodity-Related Investments”), as well as United States Treasuries, cash and/or cash equivalents. Futures Contracts and Other Commodity-Related Investments collectively are referred to as “Commodity Interests” in this prospectus.  None of the commodity-based derivatives noted above are considered to be “securities” as defined by Section 2(a)(1) of the Securities Act of 1933 or under the Securities Exchange Act of 1934 following the adoption of the Commodity Futures Modernization Act of 2000.  Moreover, to our knowledge, these types of commodity-based derivatives have not been interpreted as being securities under the  Investment Company Act of 1940, by the SEC in no action letters or other interpretive notices, or pursuant to the jurisdictional accord between the SEC and the Commodity Futures Trading Commission.  In addition, the cash, cash equivalents  and Treasuries are not “investment securities” for purposes of determining whether or not  an entity is an investment company required to be registered under the Investment Company Act of 1940.  As a result, USCI will not be investing in securities and will not be considered an “investment company” for purposes of the Investment Company Act of 1940.

Karen Garnett, Esq.
February 12, 2010

Front Cover Page of the Registration Statement

5.
Please tell us why you have registered units of United States Commodity Index Funds Trust.  Your disclosure in the prospectus indicates that you intend to register units of United States Commodity Index Fund, as series of the Trust.

Response: The Registrant has revised its disclosure to clarify that all of the units being registered in the registration statement are units of United States Commodity Index Fund, a series of United States Commodity Index Funds Trust.

6.
Please revise the registration statement to include the number of units that you reasonably expect to offer and sell in the next two years.  We note that currently you have registered only 1,000 units even though a basket consists of 100,000 units.  Refer to Rule 415(a)(2) of the Regulation S-K.

Response:  The Registrant will register additional units in a subsequent pre-effective amendment in an amount sufficient to cover the amount of units it reasonably expects to sell within the next two years.

Karen Garnett, Esq.
February 12, 2010

Cover Page of Prospectus

7.
The second paragraph on the cover page of the prospectus presents information about the offering, the registrant and the Index that does not appear elsewhere in the prospectus.  Please move this information from the cover page to the main body of the prospectus.

Response: The Amendment has been revised pursuant to your comment.  The Registrant has included the information about the founders of the index in section entitled, “What is the Index?”

8.
Please disclose the offering price Authorized Purchasers will pay following the initial purchase of the creation units by the initial Authorized Purchaser and the price at which Authorized Purchasers will offer the units to the public.  Please also include disclosure regarding price the Authorized Purchasers will offer the units to the public in the “What is the Plan of Distribution?” section.

Response:  The Registrant respectfully submits that this information is contained within the prospectus.  Specifically, on pages 8, 54 and 73 of the prospectus, the Registrant discloses that Authorized Purchasers will purchase Creation Baskets at a price that is equal to the NAV as calculated at 4:00 PM the preceding business day.  In addition, on pages 2 and 79 of the prospectus, the Registrant has disclosed that it expects Authorized Purchasers will sell the units contained within the Creation Basket to the public at per unit offering prices that are expected to reflect, among other factors, the trading price of the units on the NYSE Arca, the NAV of USCI at the time the Authorized Purchaser purchased the Creation Baskets and the NAV at the time of the offer of the units to the public, the supply of and demand for units at the time of sale, and the liquidity of the Futures Contracts market and the market for Other Commodity-Related Investments.  The difference between the price of the units as offered to the public and the price that the Authorized Purchasers pay in connection with the purchase of Creation Baskets is considered to be underwriting compensation.

9.
Please revise the third paragraph to disclose the date you expect the offering to be completed.  Refer to Item 501(b)(8) of Regulation S-K, which requires you to disclose the date of the offering will end.  In addition, please note that generally you not permitted to use this registration statement for more than three years beyond the initial effective date.  Refer to Rule 415(a)(5).

Response:  The Registrant has revised the prospectus cover page to clarify that the offering will terminate when all units registered under the registration statement have been sold or three years after the date of effectiveness of the registration statement, as required by Rule 415(a)(5) under the Securities Act of 1933, as amended (the “Securities Act”).

10.
We note the disclosure stating that the offering may be temporarily suspended if no suitable investments are available.  Please provide us with an analysis of whether resumption of the offering following a temporary suspension should be viewed as a delayed offering for purposes of Rule 415 and, if so, how you would comply with the restrictions on delayed offerings.

Karen Garnett, Esq.
February 12, 2010

Response:  The Registrant does not believe that a temporary suspension of the offering due to the potential lack of suitable investments in order to achieve USCI’s investment objective would constitute a “delayed offering” as contemplated by Rule 415 of the Securities Act of 1933, as amended.  As an initial matter, promptly following effectiveness of the registration statement, the Registrant will sell one or more Creation Baskets to the initial Authorized Purchaser.  There will be no delay in the commencement of the offering following effectiveness of the registration statement.  Following the commencement of its operations, USCI will continuously offer its units in the form of Creation Baskets to Authorized Purchasers.  USCI will use the net proceeds received from the sale of Creation Baskets to invest in Futures Contracts and Other Commodity-Related Investments as disclosed in the prospectus.  The Sponsor will generally seek to achieve USCI’s investment objective by purchasing Futures Contracts representing the commodities that were selected for inclusion in the Index for any given month.  To the extent that the Sponsor is unable to purchase certain Futures Contracts as a result of exceeding the position limits for the particular futures contract, it may seek to purchase Other Commodity-Related Investments that will be designed to replicate the performance of the futures contract.  In the unlikely scenario that the Sponsor is unable to find suitable investments, it will consider suspending the offering of units in the form of Creation Baskets until such time that appropriate alternative investments can be found.  The Sponsor may determine that a temporary suspension of the offering is preferable rather than to continue offering Creation Baskets and investing the proceeds in Treasuries, cash and/or cash equivalents which would lead to tracking error and would not be consistent with USCI’s investment objective.  During such time, however, USCI would continue to redeem Redemption Baskets and otherwise invest its assets in accordance with its investment objective.

The Registrant believes that this scenario is very unlikely in part due to the fact that the Index is composed of 14 commodities.  Therefore, in order to decide to temporarily suspend the continuous offering of units, the Sponsor would have to be unable to find suitable investments in multiple commodities, not just one.  In addition, the fact that the composition of the Index changes on a monthly basis further decreases the likelihood that any temporary suspension would result in a protracted suspension.

Prospectus Summary

Overview of USCI, page 1

11.
We note that USCI will seek to track the performance of the Index, and that the Index is comprised of 14 futures contracts.  We also note disclosure in the second paragraph stating that USCI may invest in other commodity interests, such as options on futures contracts, forward contracts, swap contracts, and other over-the-counter transactions.  Please revise to explain why the sponsor would ever select investments other than the futures contracts that comprise the Index.  Also, please disclose whether there are any limits on your sponsor’s ability to make investments other than futures contracts or commodity-related investments.

Karen Garnett, Esq.
February 12, 2010

Response:   As disclosed in the prospectus, the Sponsor will ordinarily invest the net proceeds of the offering in the Benchmark Component Futures Contracts to the extent practicable.  There may be situations, however, in which a Benchmark Component Futures Contract does not have sufficient liquidity or where the Sponsor has run against position limits imposed on the number of contracts that may be held by the Sponsor.  In such cases, the Sponsor will seek to achieve USCI’s investment objective by purchasing Other Commodity-Related Investments in order to track the performance of the Index.  The only other investments would be cash, cash equivalents and Treasuries.

The Offering, page 8

12.
Disclosure under the headings “Registration Clearance and Settlement,” “Fund Expenses” and “Termination Events” is dense and difficult to follow because you have embedded lists of information into a single paragraph.  Please revise to remove the embedded lists.  Instead, consider using bullet points or some other format to more clearly present this information.  See Rule 421 (b) of Regulation C.

Response: The Registrant has revised this section in response to your comment.

What Are The Risk Factors Involved With An Investment in USCI?, page 12

13.
Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business.  We note the following examples:

•	While USCI does not intend to take physical delivery . . . , page 15;
•	There are no independent advisers representing USCI investors, page 19;
and
•	The financial markets have recently been in a period of . . . , page 22.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response:   The Registrant has revised this section in response to your comment.

Karen Garnett, Esq.
February 12, 2010

Changes in USCI’s NAV may not correlate with changes in the level of its corresponding Index . . . , page 12

14.	As you do on page 2 of the prospectus, please disclose in the risk factor that the average daily change in your NAV could be as much as 10% higher or lower than the average daily change in the Index.

Response:  In theory, this 10 % movement in investment values as compared to the Benchmark Futures Contract value could be exceeded.  The reference to this percentage change is intended to provide an objective that the Fund endeavors to achieve.  If the changes in investment value as compared to the Benchmark Futures Contract  value exceeds these percentage amounts, the Fund would not meet its stated investment objective.  There is no contractual or regulatory penalty for exceeding these objectives, but investors value funds like this based on their ability to achieve their investment objective. One reason why the other funds that have been managed by the Sponsor have been successful has been their ability to stay well within the range of their particular  stated investment objective as indicated by the Prior Performance of the Sponsor and Affiliates on  pages 34-36.

USCI has no operating history so there is no performance history to serve . . . , page 17

15.
This risk factor contains detailed information regarding the Sponsor’s past performance that is irrelevant to the risk being described and obscures the risk.  Please revise to remove this mitigation language.

Response: The Registrant has revised this section in response to your comment.

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed . . . , page 21

16.	Please expand this risk factor to address the risks and uncertainties associated with valuing over-the-counter investments.

Response:  The Registrant has revised this section in response to your comment.

The Index reflects commodities in the energy, precious metals, industrial . . . , page 24

Precious metal commodities, page 25

17.	Please disclose specific risks associated with precious metals as you have done with each of the other sectors.

Response:  The Registrant notes that the risk factor beginning on page 24 includes a discussion of examples of occurrences that may affect the prices of precious metals which may result in increased volatility in the prices of precious metals and could lead to a decline the value of units held by shareholders.

Karen Garnett, Esq.
February 12, 2010

USCI may be subject to liquidity risk with respect to its . . . , page 27

18.	We note your disclosure regarding over-the-counter contracts. Please explain in greater detail the liquidity risk that USCI may be subject to regarding over-the-counter contracts.

Response: The Registrant has revised this section in response to your comment.

The Offering, page 29

Who is the Sponsor, page 29

19.	You use the term “General Partner” without defining it. Please define this term and explain the relationship between you and the General Partner.

Response: The Registrant has revised its disclosure to clarify that the Sponsor is also the general partner of the Related Public Funds.

Compensation and Fees to the Sponsor, page 34

20.	Please revise to explain in more detail how you will calculate the management fee.

Response:  The Registrant will pay the Sponsor a management fee equal to 0.95% of the Registrant’s average net assets during the month.  The Registrant has added disclosure indicating that these fees are calculated on a daily basis (accrued at 1/365 of the applicable percentage of NAV on that day) and paid on a monthly basis.

Prior Performance of the Sponsor and its Affiliates, page 34

21.	Please expand the disclosure to also state the aggregate number of baskets redeemed during the life of each fund.

Response: The Registrant has revised this section in response to your comment.

What is the Index?, page 54

22.	Please revise to clarify the meaning of the term “rules-based” in the first paragraph.

Response:  The Registrant has revised this section in response to your comment.

23.
You disclose the six commodity sectors for the Index:  grains, precious metals, industrial metals, livestock, softs and energy.  For each of these six, please briefly describe what comprises each of these sectors as you have done in the Risk Factors section on pages 24 to 26.

Karen Garnett, Esq.
February 12, 2010

Response: The Registrant has revised this section in response to your comment.

24.
Refer to the hypothetical performance charts beginning on page 60.  Please expand the introductory paragraphs to more clearly explain how you calculated the hypothetical performance information and clarify why actual historical performance information for the Index is not available.  Explain what is measured by each of the line items in the comparison chart at the top of page 61.  Also, please clarify that actual results of USCI will be reduced by fees paid to the manager and no such fees are included in the total returns of the Index.

Response:   The language referred to in the comment is required language under the rules of the National Futures Association in instances where a newly-formed pool includes hypothetical performance data of an index or trading program.  The SummerHaven Index (the “Index”) was only recently initially published.  However, since the methodology used to select components of the Index on a monthly basis is based solely on quantitative data (and not subject to human biases), which includes historical price and other information described in the prospectus, the Registrant believes that presenting hypothetical performance data over a 10-year period of time in the same way that it has provided this information since the Index was created, is beneficial to prospective investors.  The Registrant recognizes, however, the inherent limitations associated with hypothetical performance data as described in the paragraphs that precede the performance table.

In response to the second part of your comment, the Registrant has added footnote disclosure to the chart on page 67 that explains how the total return was calculated and describes what the “Sharpe Ratio” and the other items are meant to measure.  In addition, the Registrant has added disclosure to the chart on page 66 indicating that the hypothetical performance returns do not account for management fees and other expenses involved in managing and operating a commodity pool designed to track the Index.  Such fees and expenses would reduce the returns shown in the performance table.

Composition of the Index, page 57

25.
We note your disclosure of the sector weights of the commodities selected for inclusion in the Index as of September 30, 2009.  We also not that the Index is rebalanced during the last four business days of each calendar month.  Please update your disclosure to reflect the composition of the Index as of the most recent date practicable.  Confirm that you will similarly update the information to be included in your final prospectus.

Response:  The Registrant has updated the sector weights through December 31, 2009 in the Amendment and will ensure that this information will be current within a month for purposes of the final prospectus.

Karen Garnett, Esq.
February 12, 2010

26.
We note that SummerHaven Indexing will determine the publish composition of the Index and its value on any given day.  Please reconcile this disclosure with the statement on the prospectus cover page, which indicates that Bloomberg will calculate and publish the Index.

Response:   The Registrant has revised this section in response to your comment.  Summerhaven Indexing determines the composition of the Index during each month and provides such information to Bloomberg.  Bloomberg will calculate and publish the intra-day and end of day values of the Index based on the then current market prices of the futures contracts that comprise the Index.  Brown Brothers & Harriman & Co., who is expected to serve as the Administrator, will calculate the net asset value of USCI at the end of each business day, while the NYSE Arca will publish an intra-day indicative value of USCI.

Commodity Selection, page 57

27.
You state that commodities are selected for inclusion in the Index for the next month using “observable price signals.”  Please describe the observable price signals that are used and how such price signals are used in determining the commodities that are selected for the Index.

Response:  The Registrant has revised this section in response to your comment.  Specifically, the process of determining which commodities will be selected for inclusion in the Index each month is based on the observation of exchange-traded futures prices for each commodity.  All 27 eligible commodities are ranked in descending order based upon two factors:  1) the percentage price difference between the near month contract to expire and the next month contract to expire; and 2) the percentage price change for each commodity over the previous year, as measured by the futures contract that relates to such commodity.  The eligible commodities with the highest scores, based on these factors, are included in the Index for the next month on an equally-weighted basis.

USCI’s Investments in Treasury Securities, Cash and Cash Equivalents, page 63

28.
Please provide a more detailed description of USCI’s obligation to fund margin payments, both the initial margin obligations and variation or maintenance margin requirements.  Briefly explain how variation margin requirements may change and how you will satisfy any margin calls or requests to post more collateral from a broker or counterparty.

Response: To secure the Futures Contracts that USCI purchases requires the deposit of the required margin with the futures commission merchant.  USCI will separately hold its remaining assets through its Custodian in Treasuries, cash and/or cash equivalents. Such remaining assets may be used to meet future margin payments that USCI is required to make on its Futures Contracts. Other Commodity-Related Investments typically also involve collateral requirements that represent a small fraction of their notional amounts, so most of USCI’s assets dedicated to Other Commodity-Related Investments will also be held in Treasuries, cash and cash equivalents.  Since USCI is not expected to incur any leverage, its assets will generally be equal to its aggregate net asset value.  As a result, USCI will, at all times, have sufficient liquid assets held in its custodial account to cover margin calls.

Karen Garnett, Esq.
February 12, 2010

Contractual Obligations, page 76

29.
Please tell us whether you will have a written agreement with your sponsor governing the rights and obligations of USCI and the sponsor, including the payment obligations you have described here.  If so, please revise to briefly describe the material terms of that agreement and file the agreement as an exhibit to the registration statement.

Response: The Registrant will enter into an Amended and Restated Trust Agreement that will be filed as an exhibit to the registration statement in a subsequent pre-effective amendment.  The Amended and Restated Trust Agreement will govern the management fees and other expenses relating to the public offering of units, including payments made to other service providers.  The description of these arrangements as well as the section of the prospectus entitled, “Trust Agreement” have been drafted to reflect the terms of the Amended and Restated Trust Agreement.

What are the Trading Policies of USCI?, page 63

Leverage, page 63

30.
As you disclose in the Risk Factors section on page 26, please also describe the concept of “leverage” here and disclose that while the Sponsor does not intend to leverage USCI’s assets, it is not prohibited from doing so under the Trust Agreement.

Response: The Registrant has revised this section in response to your comment.

Calculating NAV, page 68

31.
Please revise to explain in more detail how the Administrator will determine the value of USCI investments that are not contracts traded on a futures exchange.  Also, please clarify why fluctuations in these values will not be reflected in the intraday indicative fund values.

Response:   The Registrant has revised this section in response to your comment.  Other Commodity-Related Investments that may be held by USCI will only be valued at the end of the day in connection with the calculation of Fund’s daily NAV using market quotations or other information customarily used to determine the fair value of such investments as of the end of that day.

Karen Garnett, Esq.
February 12, 2010

In response to the portion of your comment related to the intraday indicative value of the Registrant’s units, the intraday indicative value is not meant to reflect the actual net asset value of USCI, which is calculated only once at the end of the trading day.  The intraday indicative value is calculated by Bloomberg and published by NYSE Arca to provide a more current estimate of the NAV.  It does so by updating the values of the futures contracts included in the Index and applying such changes in value to the Funds NAV calculated at the end of the prior day,  assuming the Fund were fully invested in such futures contracts.  Futures contracts are standardized contracts that are traded on a commodities exchange and, therefore, can be valued based on the bid and ask prices throughout the day.  Other Commodity-Related Investments that are not standardized contracts are not bought and sold over an exchange and may not have bid and ask prices that can be used in order to provide updated values during the day.  It  is important to note that Baskets are only sold or redeemed at NAV, not at the intraday indicative value.  The intraday indicative value is published by NYSE Arca only as a guide to show how the estimated NAV compares against the current market price of the units as traded on NYSE Arca.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Contractual Obligations, page 76

32.
Refer to the third paragraph in this subsection.  Please revise to disclose the basis for the calculation of fees and expenses.  For example, you state that futures commission merchant fees are estimated to be [__]% annually, but do not disclose the basis for calculating this percentage.

Response: The Registrant has revised this section in response to your comment.  The basis for the estimate is further described under footnote (3) to the break-even table on page 7 of the prospectus.

Exhibit 16.  Exhibits and Financial Statement Schedules, page II-3

33.
Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and my have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response: We will file the required exhibits, including the legal and tax opinions, with a subsequent pre-effective amendment.

34.	Please explain to us why you intend to file certain “form of” agreements instead of final, definitive agreements.

Response: To the extent possible, the Registrant will file final copies of material contracts in subsequent pre-effective amendments to the registration statement.  Certain material contracts will be executed immediately prior to effectiveness and, as a result, the Registrant may not be able to file such agreements in executed form.  However, Instruction 1 to Item 601(a) of Regulation S-K permits issuers to file “form of” agreements so long as there are not material differences between the “form of” the agreement and the executed version of such agreement.  Prior to effectiveness, the Registrant will ensure that any material agreements filed as “form of” agreements are not materially different than the executed versions of such agreements.

Karen Garnett, Esq.
February 12, 2010

Signatures

35.
Please confirm to us, if true, that the Chief Financial Officer also serves as your controller or principal accounting officer.  If so, revise the signature page in your next amendment to reflect Mr. Mah’s additional title.  Please not that the registration statement must be signed by both the principal financial officer and the controller or principal accounting officer if they are not the same person.

Response: The Registrant confirms that Mr. Mah, Chief Financial Officer, also serves as the principal accounting officer of the Registrant.  This has been reflected in the Amendment.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.